

Mail Stop 4631

April 19, 2010

via U.S. mail and facsimile

Damon T. Hininger, President and CEO
Corrections Corporation of America
10 Burton Hills Boulevard
Nashville, Tennessee 37215

> **RE: Corrections Corporation of America**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed February 24, 2010**
> **Form 8-K Filed on February 10, 2010**
> **File No. 1-16109**

Dear Mr. Hininger:

　　We have completed our review of your Form 10-K and related filings and have no further comments at this time.

　　If you have any further questions regarding our review of your filings, please direct them to Tracey Houser, Staff Accountant, at (202) 551-3736, or in her absence, Al Pavot, Staff Accountant, at (202) 551-3738, or me at (202) 551-3355, if you have questions regarding comments on the financial statements and related matters.

　　　　　　　　　　　　　　　　Sincerely,

　　　　　　　　　　　　　　　　Terence O'Brien
　　　　　　　　　　　　　　　　Accounting Branch Chief